May 30, 2006

VIA FACSIMILE AND EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:   Jeffrey Riedler
            Assistant Director

RE: Javelin Pharmaceuticals, Inc. - Form S-1 (File No. 333-122177)

Ladies and Gentlemen:

Javelin Pharmaceuticals, Inc. (the “Company”) hereby requests an acceleration of the effective date of the above-captioned registration statement to 11:00 A.M., Eastern Time on May 31, 2006, or as soon thereafter or as may be practicable.

We acknowledge that a declaration by the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, that the filing is effective does not foreclose the Commission from taking any action with respect to the filing. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the filing. We understand that we may not assert staff comments to the registration statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In making this request for acceleration, we are aware of our respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We have reviewed Rules 460 and 461 under the Securities Act regarding requesting acceleration of a registration statement, and we believe we are in compliance with those Rules.

Javelin Pharmaceuticals, Inc.	125 CambridgePark Drive	(617) 349-4500
	Cambridge, MA 02140, U.S.A.	(617) 349-4505

www.javelinpharmaceuticals.com

Division of Corporate Finance
United States Securities and Exchange Commission
May 30, 2006

We have reviewed the disclosure regarding forward-looking statements in the registration statement and believe that the disclosure, cautionary statements, and the placement of the disclosure satisfy the requirements of Section 27A of the Securities Act and Section 21E of the Exchange Act. We also believe that our prospectus complies with the plain English principles set forth in the revisions to Rule 421 of Regulation C. Additionally, the Company and the management, who are responsible for the accuracy and adequacy of the disclosure in the registration statement, are certain that they have provided all information investors require for an informed decision with respect to the registered securities.

Thank you for your consideration of this request. Should you have any questions or require additional information, please contact the undersigned or our counsel, Bruce A. Rich, of Thelen Reid & Priest LLP at (212) 603-6780.

Sincerely,

/s/ Daniel B. Carr, M.D.
Daniel B. Carr, M.D.
Chief Executive Officer

cc:  Song P. Brandon, Esq.
       Jeffrey P. Riedler, Asst. Director

Javelin Pharmaceuticals, Inc.	125 CambridgePark Drive	(617) 349-4500
	Cambridge, MA 02140, U.S.A.	(617) 349-4505

www.javelinpharmaceuticals.com